Filed Pursuant to Rule 433

dated November 4, 2022

Relating to

Preliminary Prospectus Supplement

dated November 4, 2022 and

Prospectus dated November 20, 2020

Registration Statement No. 333-250825

Final Term Sheet

Public Service Enterprise Group Incorporated

$700,000,000 5.850% Senior Notes due 2027

November 4, 2022

Issuer:	Public Service Enterprise Group Incorporated

Trade Date:	November 4, 2022

Settlement Date:	November 8, 2022 (T+2)

Aggregate Proceeds to Issuer Before Expenses:	$695,065,000

Security:	5.850% Senior Notes due 2027

Ratings*:	Baa2 (stable outlook) by Moody’s Investor Service, Inc. BBB (stable outlook) by S&P Global Ratings

Security Type:	Senior Unsecured Fixed Rate Notes

Principal Amount:	$700,000,000

Maturity Date:	November 15, 2027

Coupon:	5.850% per annum

Interest Payment Dates:	The 15th of each May and November, beginning May 15, 2023

Redemption Provisions:

Prior to October 15, 2027 (the date that is one month prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued to, but excluding, the redemption date; and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes at any time and from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Use of Proceeds:	The Issuer expects to use the net proceeds from the sale of the Notes for general corporate purposes, including, together with cash on hand, the repayment in full of the $700 million outstanding principal amount of the Issuer’s 2.65% senior unsecured notes that mature on November 15, 2022.

Benchmark Treasury:	4.125% due October 31, 2027

Benchmark Treasury Yield:	4.324%

Re-offer Spread to Benchmark:	+155 basis points

Re-offer Yield:	5.874%

Price to Public:	99.895% of Principal Amount

CUSIP / ISIN:	744573 AV8/ US744573AV86

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC CIBC World Markets Corp. Goldman Sachs & Co. LLC PNC Capital Markets LLC

Co-Managers:	RBC Capital Markets, LLC TD Securities (USA) LLC CastleOak Securities, L.P. Siebert Williams Shank & Co., LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or UK.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.